Exhibit 3.1

CERTIFICATE OF AMENDMENT OF

CERTIFICATE OF INCORPORATION OF

DIGITAL BRANDS GROUP, INC.

(a Delaware corporation)

DIGITAL BRANDS GROUP, INC., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), hereby certifies as follows:

FIRST: The name of the Corporation is Digital Brands Group, Inc. The original Certificate of Incorporation of the Corporation was filed on January 20, 2013. The Sixth Amended and Restated Certificate of Incorporation of the Corporation was filed on May 18, 2021, and amended on October 13, 2022 (as amended, the "Certificate of Incorporation").

SECOND: Pursuant to Section 242(b) of the Delaware General Corporation Law (the "DGCL") the Board of Directors of the Corporation has duly adopted by unanimous written consent dated October 18, 2022, and a majority of the outstanding shares of common stock and preferred stock of the Company entitled to vote, voting together as a single class, has approved by affirmative vote at a meeting held on October 13, 2022, the amendment to the Certificate of Incorporation set forth in this certificate of amendment ("Certificate of Amendment").

THIRD: Pursuant to Section 242 of the DGCL, the following subsection (a) hereby is added after the first paragraph of Article Fourth of the Certificate of Incorporation:

(a)       At the Effective Time of this Certificate of Amendment, every one hundred (100) issued and outstanding shares of common stock, par value $0.0001 ("Common Stock") of the Corporation will be combined into and automatically become one (1) validly issued, fully paid and non-assessable share of Common Stock of the Corporation (the "Reverse Stock Split") and the authorized shares of the Corporation shall remain as set forth in the Certificate of Incorporation. No fractional share shall be issued in connection with the Reverse Stock Split; all shares of Common Stock that are held by a stockholder will be aggregated and each fractional share resulting from such aggregation held by a stockholder shall be cancelled. In lieu of any interest in a fractional share to which a stockholder would otherwise be entitled as a result of the Reverse Stock Split, such holder shall be entitled to receive a cash amount equal to the value of such fractional share based on the closing price of the Common Stock on The Nasdaq Stock Market LLC on the effective date of the Reverse Stock Split.

FOURTH: The effective time of the amendment herein certified shall be 5:00 p.m. Eastern Time on November 3, 2022 (the "Effective Time").

[Signature page follows]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by its duly authorized officer this 21st day of October, 2022.

DIGITAL BRANDS GROUP, INC.

By:	/s/ John Hilburn Davis IV
Name: John Hilburn Davis IV
Title: Chief Executive Officer